SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934
Commission File Number: 1-12733
TA DELAWARE, INC.
(FORMERLY KNOWN AS TOWER AUTOMOTIVE, INC.)
(Exact name of registrant as specified in its charter)
27175 Haggerty Road
Novi, Michigan 48377
(248) 675-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value, issued by TA Delaware, Inc.
5.75% Convertible Senior Debentures due 2024 issued by TA Delaware, Inc.
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☑

Approximate number of holders of record as of the certification or notice date:

No. of Record
Title of Security	Holders
Common Stock, $0.01 par value	None
5.75% Convertible Senior Debenture due 2024	None
Pursuant to the requirements of the Securities Exchange Act of 1934, each of TA Delaware, Inc.(formerly known as Tower Automotive, Inc.), Tower Corporation and Tower Automotive Capital Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TA DELAWARE, INC. R. J. TOWER CORPORATION TOWER AUTOMOTIVE CAPITAL TRUST
Date: November 14, 2007	By:	/s/ Jeffery Stegenga
	Name:	Jeffery Stegenga
	Title:	Post-Consummation Trust Administrator